1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            ☐  Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No. 45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Mike Ma, Spokesperson mikema@spil.com.tw +886-4-25341525#7890

Siliconware Precision Industries Co., Ltd.’s Review Committee’s and Board of Directors’ Conclusions and Recommendations regarding Advanced Semiconductor Engineering, Inc.’s Second Tender Offer Terms

Announcement Entity: Siliconware Precision Industries Co., Ltd.

Announcement Date: January 07, 2016

January 7, 2016, Taichung City – Siliconware Precision Industries Co., Ltd. (TWSE: 2325, NASDAQ: SPIL) (the “Company”) has separately convened a Review Committee meeting and Board of Directors meeting in accordance with the Regulations Governing Public Tender Offers for Securities of Public Companies to review the tender offer of the Company’s common shares and/or ADRs by Advanced Semiconductor Engineering, Inc. (TWSE: 2311, NYSE: ASX) (“ASE”).

The Review Committee’s and the Board of Director’s review conclusions and recommendations are as follows:

1.	ASE’s second tender offer price is not reasonable

ASE proposed to offer NT$55 per common share in cash to acquire the Company’s common shares, with a maximum number of 770,000,000 shares (including common shares represented by ADRs) and a minimum number of 155,818,056 shares (not including common shares represented by ADRs). Taking into consideration the Company’s operations, share market price, earnings per share, net value per share, future development, distributed earnings in recent years and an independent expert’s opinion to the reasonableness of the tender offer price, the tender offer price is not reasonable.

(1)	The tender offer price does not reach the reasonable transaction price range

Independent expert CPA Wei-Lin Chen of Dingshuo accounting firm has produced a reasonability opinion determining that the reasonable transaction price range should be NT$56.33 to NT$68.60 per share. Additionally, CPA Samuel Lu of Diwan & Company accounting firm has produced a reasonability opinion determining that the reasonable transaction price range should be NT$58.32 to NT$63.44 per share. However, the tender offer price proposed by ASE of NT$55 per common share is lower than the reasonable transaction price ranges suggested by the aforesaid both independent experts. Thus, ASE’s tender offer price is not reasonable.

(2)	Comparison of ASE’s tender offer price to the price offered by the Company’s private placement subscriber

ASE’s tender offer price of NT$55 per share while the price offered by Company’s private placement subscriber is also NT$55 per share. Comparing the control rights and liquidity of the two cases, ASE should pay a higher price premium, and thus should reasonably offer a higher price.

2.	Global Anti-Trust Filing Doubts

(1)	Filing Completeness

In view of ASE’s tender offer prospectus not disclosing whether ASE has completed a thorough evaluation nor whether ASE has made filings with the competent authorities in foreign countries and jurisdictions, ASE needs to provide more information in order to resolve such doubts.

(2)	Without obtaining approval, there is risk that the shares sold cannot be delivered

The time the Taiwan Fair Trade Commission and anti-trust authorities in other countries or jurisdictions takes to review anti-trust cases vary. If ASE is unable to obtain the approval of anti-trust authorities during the tender offer period, there is risk that the selling shareholders’ shares cannot be delivered. Unless the competent authority for tender offers (the Financial Supervisory Commission) officially and clearly states that the tender offer can proceed and be completed even without obtaining approval, the relevant risks remain.

3.	Recommendation to the Shareholders

Before the aforementioned doubts are completely clarified, the Review Committee and the Board of Directors believe that such risks still exist and thus take a reserved attitude toward whether the shareholders of the Company should participate in the present tender offer. However, the shareholders of the Company should still consider the aforementioned explanations and closely review the tender offer announcement and tender offer prospectus issued by ASE, including the relevant risks associated with participating and not participating noted in the tender offer prospectus, to decide individually whether to participate in the tender offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date:	January 07, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer